SCHEDULE 14A INFORMATION

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Federated Premier Municipal Income Fund

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Filed under: Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

Filed by: Federated Premier Municipal Income Fund.

Subject Company: Federated Premier Intermediate Municipal Income Fund.

Subject Company Commission File No. 811-21249 and 333-100898

Date: July 10, 2017

Federated Investors’ Closed-End Municipal Funds Declare Monthly Dividends

(PITTSBURGH, Pa., July 10, 2017) -- Federated Premier Municipal Income Fund (NYSE: FMN) and Federated Premier Intermediate Municipal Income Fund (NYSE: FPT) have declared their monthly dividends. The funds seek to provide investors with current dividend income that is exempt from regular federal income tax. In addition, these funds feature income exempt from the federal alternative minimum tax (AMT).

Record Date:	July 21, 2017
Ex-Dividend Date:	July 19, 2017
Payable Date:	Aug. 1, 2017
Tax-Free Dividends Per Share
	Closed-End Funds	Amount	Change From Previous Month
FMN	Federated Premier Municipal Income Fund	$ 0.0610	$ --
FPT	Federated Premier Intermediate Municipal Income Fund	$ 0.0450	$ --

Investors can view additional portfolio information in the Products section of FederatedInvestors.com.

The funds’ investment advisor, Federated Investment Management Company, recommended to the Boards of Trustees for FPT and FMN, and the Boards approved, FPT reorganizing into FMN. The reorganization, if approved by fund shareholders, is currently expected to be completed by the end of November 2017. In addition, the advisor for FPT recommended, and its Board of Trustees approved, FPT conducting a tender offer for up to 20 percent of its outstanding common shares at a price equal to 98 percent of net asset value per share at the close of trading on the date the tender offer expires.

Federated Investors, Inc. (NYSE: FII) is one of the largest investment managers in the United States, managing $361.7 billion in assets as of March 31, 2017. With 123 funds, as well as a variety of separately managed account options, Federated provides comprehensive investment management worldwide to more than 8,400 institutions and intermediaries including corporations, government entities, insurance companies, foundations and endowments, banks and broker/dealers. For more information, visit FederatedInvestors.com.

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This press release is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of FPT or FMN. FPT has not commenced the tender offer mentioned in this press release. Any tender offer would be made only by an offer to purchase, a related letter of transmittal and other documents that would be filed with the Securities and Exchange Commission (the SEC) as exhibits to a tender offer statement on Schedule TO and would be available free of charge at the SEC’s website at www.sec.gov.

This press release mentions a reorganization, which, if approved by shareholders, would be conducted pursuant to an agreement and plan of reorganization that will be included in a registration statement, to be filed by FMN (Registration Statement). This Registration Statement has yet to be filed with the SEC. After the Registration Statement is filed with the SEC, it may be amended or withdrawn until the Registration Statement is declared effective by the SEC. A joint proxy statement/prospectus to be included in the Registration Statement will not be distributed to shareholders of FPT and FMN unless and until the Registration Statement is declared effective by the SEC. The joint proxy statement/prospectus will contain information with respect to the investment objectives, risks, charges and expenses of the funds and other important information about FPT and FMN. The joint proxy statement/prospectus will constitute neither an offer to sell securities, nor will it constitute a solicitation of an offer to buy securities, in any state where such offer or sale is not permitted.

Shareholders should read (i) any offer to purchase and tender offer statement on Schedule TO and related exhibits and (ii) any Registration Statement and joint proxy statement/prospectus if and when those documents are filed and become available, as they would contain important information about the tender offer and proposed reorganization, respectively. Investors should consider the investment objectives, risks, charges and expenses of FPT and FMN carefully.

Certain statements made in this press release, such as those related to the tender offer and reorganization, are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to: market developments; legal and regulatory developments; and other additional risks and uncertainties. As a result, none of the investment advisor, the fund or any other person assumes responsibility for the accuracy and completeness of such statements in the future.

MEDIA:                                              MEDIA:

Ed Costello 412-288-7538                      Meghan McAndrew 412-288-8103